Filed by Jacobs Engineering Group Inc.
pursuant to Rule 425 under the Securities
Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: CH2M Hill Companies, Ltd.
Commission File No.: 000-27261

1	TTM Operating Profit as percentage of Revenue as of FY17 Q2
2	Adjusted cash earnings per share and adjusted earnings per share exclude transaction and integration costs. Adjusted earnings per share also excludes estimated amortization of intangibles
3	TTM as of June 2017; excludes restructuring charges and Inpex/MOPAC changes in project estimates

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (“Jacobs”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Basketball Merger Sub Inc. (“Merger Sub”), Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com

PARTICIPANTS IN SOLICITATION

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed Merger of Merger Sub with and into CH2M. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

NO OFFER OR SOLICITATION

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016, and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016 and in particular ”Risk Factors” discussing thereunder, as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.

“This combination unites two industry-leading, innovative companies with complementary capabilities, cultures and relationships, resulting in a differentiated, end-to-end value proposition for clients, more opportunity for our employees and an enhanced platform for sustainable, profitable growth.” – Steve Demetriou, Jacobs’ Chairman and CEO A Compelling Strategic Fit Sector Strengths Premier Capabilities Enhanced Value Sustained Global Leadership in Water Operating Platform Differentiated Client Solutions Tier 1 Nuclear / Longstanding Client Enviro. Remediation Relationships Industry Leading + = Talent Advanced Project Delivery Manufacturing Excellence Accelerated Profitable Growth PM/CM on Well Capitalized Iconic Projects Common Cultures & an is heart Shared Values that ProfitablePEOPLE of ative our GROWTH imper are Put People at the the Heart of Our Business business Safety Ethics Our values stand on Greater Opportunities for a foundation of People SAFETY and INTEGRITY Growth Employees — Greater Value Client Centric for Clientsour excellenceare Quality ispartners PERFORMANCE CLIENTS commitment our v alued Embedded in Culture Strengthens High Margin, High Growth Business Lines 56% of Pro Forma Revenue from Infrastructure and Government Services 2016 Revenue ($B) Combined Jacobs Jacobs Stand Alone Jacobs’ Margin1 Leader in Water $4.8 $3.7 Tier 1 Global Nuclear Service Provider Industry leading position in Water — Building & Aerospace & Combined program and project delivery leveraged across strong, global operating 7.7% Infrastructure Technology offering enable significant global platform — creates significant growth 8.0% business expansion opportunities opportunity Leader in Environmental $2.3 Leader in Transportation $2.6 Premier environmental expertise Combined transportation expertise specifically addresses global demand and global delivery platform $15.1 for sustainable and resilient solutions enhance ability to capture top global opportunities Pro Forma $3.3 Leader in Petroleum $3.0 Petroleum Enhanced position in O&M for $3.3 $2.9 & Chemicals Leader in Industrial Upstream and Midstream growth Industrial World-class clean manufacturing expertise provides market differentiation in responding 4.6% to cyclical customer requirements 3.3% Expected Financial Benefits Transaction Highlights Combination accelerates Jacobs’ ability to achieve its financial Transaction Price at Attractive Multiple growth targets - Total equity value of $2.85B; total enterprise value of $3.27B, including $416M of CH2M net debt - $150M of annual run-rate cost savings by the end of second year post-close - $88.08 per CH2M share comprised of 60% cash / 40% Jacobs common stock - Enterprise value multiple of 6.9x TTM Adj. EBITDA3, including cost synergies; - Significant upside revenue potential 10.1x excluding synergy benefit - ~25% accretive to Jacobs’ adjusted cash EPS and ~15% accretive to Path to Close adjusted EPS in the first full year post-close2 - Expected in Jacobs’ fiscal 2018 first quarter - ROIC >10% - Subject to customary closing conditions, including regulatory approvals and approval by CH2M stockholders - Strong IRR and NVP: >14% and >$4B total expected value - Strong balance sheet and financial flexibility maintained: - Apollo, which has ~18% voting interest in CH2M, has agreed to vote in favor pro forma net debt-to-adjusted TTM EBITDA of 1.9x of transaction Comprehensive, Focused, Disciplined Integration Plan - Post-close, 85% of Jacobs’ combined revenue expected to be derived - Integration Management Office (IMO) formed from projects with reimbursable or lower risk services — continuing to be - IMO team will be jointly led by senior executives of both companies: one of the best risk profiles in the industry Gary Mandel, Executive Vice President of Integration for Jacobs, and Lisa Glatch, Executive Vice President for Growth and Sales at CH2M - Engaged leading independent consulting firm to assist with integration planning and synergy capture MORE INFORMATION? - Priorities: retaining talent, building on the strong cultural foundations of both companies, ensuring base business performance, and developing and www.jacobs.com www.ch2m.com delivering cost and growth synergies